EXHIBIT 13

                                  THYSSEN AG

          NEWS RELEASE
          FOR IMMEDIATE RELEASE

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
          CONTACTS:
          FOR THYSSEN AG:          FOR GIDDINGS & LEWIS, INC.:     FOR GIDDINGS & LEWIS, INC.:
          Pascale Wiedenroth       Media Contact:                  Investor Contact:
          (011-49-211) 824-36677   Patricia Meinecke               Douglas Barnett
                                   (414) 929-4212                  (414) 929-4374
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            GERMAN ANTITRUST AUTHORITIES NOTIFY THYSSEN OF FURTHER
                    REVIEW OF GIDDINGS & LEWIS ACQUISITION

               Duesseldorf, Germany, July 22, 1997 -- Thyssen AG announced today that it had been notified by the German Federal Cartel Office that the German antitrust authorities had initiated a further review of Thyssen's acquisition of Giddings & Lewis, Inc. Thyssen's tender offer for all outstanding shares of common stock of Giddings & Lewis may not be consummated without the approval of the Federal Cartel Office.

               Thyssen filed a pre-merger notification with the Federal Cartel Office on June 20, 1997. Under German law, during a statutory one-month period following the filing, the FCO must either come to a final decision as to the compatibility of the transaction with the German market, or inform the parties that it has initiated an in-depth review of the transaction. The statutory one-month period expired on July 21, 1997.

               Since the FCO has informed Thyssen that it has initiated an in-depth review, a period of up to four months in total (beginning with the original filing) becomes applicable to the transaction. Such period will expire on October 20, 1997, unless that period is extended with the consent of the parties involved. In most instances to date, where a four-month review period became applicable to a transaction, the FCO has completed antitrust review and given clearance to the respective transaction before the end of such period. There can be no assurance, however, that antitrust review by the FCO will be completed before the end of such period. The tender offer is currently scheduled to expire at 5:00 p.m. on July 30, 1997.

               Headquartered in Fond du Lac, Wisconsin, Giddings & Lewis is the largest supplier of industrial automation products and machine tools in North America, and among the largest in the world. The company serves customers worldwide with products and services to improve manufacturing productivity.

               Thyssen AG, headquartered in Duesseldorf, is one of Germany's biggest industrial and commercial enterprises with approximately $26 billion in annual revenues and approximately 113,000 employees around the world.
          Thyssen has around 320 companies in Germany, the US and numerous other countries. Thyssen AG, through its subsidiaries, offers capital goods and manufactured products, manufactures steel products and provides trading and services such as logistics, distribution of product materials and waste management, and lately cellular telephony. The capital goods include automation systems, machine tools, elevators and automotive supplies.

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